Mail Stop 3561

December 17, 2009

Robert P. LoCascio
Chief Executive Officer
LivePerson, Inc.
462 Seventh Avenue, 3rd Floor
New York, New York 10018

  Re: **LivePerson, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2008
    Filed March 13, 2009
    Definitive Proxy Statement on Schedule 14A
    Filed April 30, 2009
    Forms 10-Q for the Fiscal Quarters Ended March 31, 2009, June 30,
    2009 and September 30, 2009
    Filed May 11, 2009, August 7, 2009 and November 9, 2009
    File No. 000-30141

Dear Mr. LoCascio:

  We have reviewed your response letter dated November 25, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Definitive Proxy Statement on Schedule 14A

Annual Incentive Compensation, page 14

1. We note your response to comment four from our letter dated October 28, 2009. We note that each officer's annual incentive compensation is determined, in part, on the

    "Company's performance against objectives, in the following four areas:
    actual revenue as compared to target revenue; actual EBITDA per shares
    as compared to target EBITDA per share; actual revenue-to-payroll ratio
    as compared to target revenue-to-payroll ratio; and consumer division
    actual revenue as compared to consumer division target revenue."

  Please quantify each goal, discuss your actual results under those goals, and how the amount paid to each executive officer was ultimately determined. Please state if the Compensation Committee exercised its discretion and adjusted any named executive officer's incentive payout. With respect to the Executive Vice President of Marketing, Executive Vice President and GM Technology Operations, please explain what objectives you utilize to determine this executive officer's annual incentive compensation and explain how the objectives are weighted; provide similar disclosure to what you have provided with respect to the other named executive officers you discuss here. Please also discuss the circumstances under which any discretion may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

Please contact Robert Errett, Staff Attorney, at 202-551-3225, or Mara Ransom, Legal Branch Chief, at 202-551-3264 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director